SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 000-25521
Cusip Number 45324W 103
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form N-SAR

For the period ended: March 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Inc.ubator Capital, Inc. Shanecy, Inc. 9777 Wilshire Boulevard, Suite 718 Beverly Hills, CA 90212

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As reported in the Company's December 31, 2001 SEC Form 10-QSB, on February 23, 2001, the Company has attempted to execute its business direction and strategy of acquiring certain core operating companies that utilize the Internet to provide products, services and information to the small to medium sized business market. In connection with these activities, the company has attempted to secure new financing sources. Additionally, the Company reported certain events of default with certain creditors, including Starfish, as the Company was unable to repay the Starfish notes when they matured on December 31, 2000 and is now in default under the terms and conditions of the notes. Negotiations are underway to obtain forbearance from Starfish in exercising its rights under the notes and security interests granted Starfish. The final determination of these agreements will have a material impact on the preparation of the financial statements. These discussions are expected to be concluded in the near term.

      Due to the significant amount of management's attention directed to these and other matters, the Company and its accountants did not complete the required information or financial statement review prior to the filing deadline. As a result of the foregoing, the Company is unable to file its Annual Report on Form 10-KSB on a timely basis.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Harry Weitzel, Chief Executive Officer	(410)	394-6223

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Due to it's previously announced change in business strategy, the Company expects to report a loss of approximately $4.220 million for the twelve months ended March 31, 2001.

Inc.ubator Capital, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 02, 2001	By:	/s/ Harry Weitzel Harry Weitzel Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).